SCHEDULE 13 D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
June 29,2000



1.NAME OF REPORTING PERSON

Phillip Goldstein


2.CHECK THE BOX IF MEMBER OF A GROUP 				[ ]


3.SEC USE ONLY
________________________________________________________________

4.SOURCE OF FUNDS

WC
________________________________________________________________

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURUSANT TO ITEMS 2(d) or 2 (e)					[ ]


6.CITIZENSHIP OR PLACE OF ORGANIZATION

USA

7.SOLE VOTING POWER

607,050

8.SHARED VOTING POWER

0


9.SOLE DISPOSITIVE POWER

607,050

10. SHARED DISPOSITIVE POWER
0


11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

607,050

12.CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES	[ ]
________________________________________________________________
13.PERCENT OF CLASS REPRESENTED BY ROW 11

5.1%

14.TYPE OF REPORTING PERSON

IA
________________________________________________________________


Item 1.	SECURITY AND ISSUER

This schedule 13D relates to the shares of Common Stock (the "Common Stock")of Dresdner RCM Global Strategic Income Fund, Inc.(the "Fund"). The principal executive offices of the Fund are located at 4 Embarcadero Center, Suite 3000,San Francisco, CA 94111.


Item 2.	IDENTITY AND BACKGROUND
(a)-(f)
This statement is filed on behalf of Phillip Goldstein, 60
Heritage Drive, New York, NY 10570.

Mr. Goldstein is a self-employed investment advisor. He is also president of Kimball and Winthrop, Inc., 60 Heritage Drive,
Pleasantville, NY 10570, an investment advisory firm.

During the last 5 years Mr. Goldstein has not been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Goldstein is a US citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERAIONS

Mr. Goldstein, an independent investment advisor, has accumulated shares of the Fund on behalf of accounts that are managed by Mr. Goldstein. All funds that have been utilized to purchase shares of the Fund are from such accounts or from margin loans from broker dealers where these accounts are held.

ITEM 4.	PURPOSE OF TRANSACTION

Mr. Goldstein purchased shares of the Fund because they have been trading at a significant discount to net asset value for a long time. His intention is to take actions that he believes would lead to a narrowing of the discount. In connection with this objective, he has submitted a shareholder proposal (see exhibit 1) to open-end the Fund and has given the Fund notice that he intends to nominate a slate of directors at the Fund's 2000 annual meeting. Mr. Goldstein intends to solicit proxies to pass his proposal and elect his nominees.


ITEM 5.	INEREST IN SECURITIES OF THE ISSUER
a. The Fund's semi-annual report, dated June 26, 2000, states that there were 11,954,566 shares of Common Stock outstanding.
The percentage set forth in this item (5a) was derived using such number.

The Reporting Persons are the beneficial owners of 607,050 shares of Common Stock, which constitutes approximately 5.1% of the outstanding shares of Common Stock.

b. Power to vote and to dispose of the securities resides with Mr. Goldstein.

c. During the last sixty days, the following shares of common stock were traded:

5/1/00	Bot 7,200 at 5 13/16
5/2/00	Bot 100 at 5 13/16
6/1/00	Bot 500 at 5 11/16
6/2/00	Bot 2,600 at 5 11/16
6/7/00	Bot 9,300 at 5 13/16
6/8/00	Bot 1,300 at 5 13/16
6/21/00	Bot 14,600 at 6 1/8
6/27/00	Bot 15,000 at 6 3/16
6/28/00	Bot 8,000 at 6 1/8
6/28/00	Bot 5,000 at 6 3/16
6/29/00	Bot 1,200 at 6 1/8
6/29/00	Bot 10,000 at 6 3/16

d. None

e. NA


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Shareholder Proposal


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2000


By: /s/ Phillip Goldstein
  Name: Phillip Goldstein


EXHIBITS:

Exhibit 1. Shareholder Proposal

March 8, 2000

Robert J. Goldstein, Secretary
Dresdner RCM Global Strategic Income Fund, Inc.
Four Embarcadero Center
San Francisco, CA 94111

Dear Mr. Goldstein:

We have beneficially owned shares of Dresdner RCM Global Strategic Income Fund, Inc. (the "Fund") valued at more than $2,000 for more than one year, and we expect to continue ownership through the date of the Fund's next annual meeting. Pursuant to rule 14a-8 of the Securities Exchange Act of 1934, we are hereby submitting the following proposal and supporting statement for inclusion in the Fund's proxy material for its 2000 annual meeting of stockholders.

*******************************
RESOLVED:  The stockholders of Dresdner RCM Global Strategic
Income Fund, Inc. (the "Fund") urge the Board of Directors to take the steps necessary to convert the Fund to an open-end fund.

Supporting Statement

The Fund's shares have long traded at a double-digit discount to net asset value ("NAV"). The last annual report to shareholders stated that one way to measure the success of the Fund's restructuring is "the performance of the Fund's share price."
By that measure, the restructuring has been a dismal failure.
As of March 3, 2000, the Fund's share price was $6.00 vs. a net asset value of $7.55 or a discount was 20.5%. That represents more than $18 million in "lost value" to shareholders.

The long-term performance of the Fund has been disappointing.
In August 1986, the Fund offering price was $10 per share. What can one say about a bond fund in which shareholders have seen their capital fall by 40% since inception despite a generally favorable interest rate environment?

In my opinion, the time has come to convert the Fund to an open-end fund. Converting to an open-end fund will give stockholders a tangible benefit, i.e., elimination of the discount that I believe far outweighs whatever theoretical advantages management asserts that the closed-end structure supposedly offers.

Very truly yours,


Phillip Goldstein
							Portfolio Manager